Suite 2500, 605 - 5th Avenue S.W. Tel: (403) 264-9888 Email: trglobe@trans-globe.com Calgary, Alberta, Canada T2P 3H5 Fax: (403) 264-9898 Web: www.trans-globe.com

September 29, 2005

United States Securities and Exchange Commission
100 F Street, NE
Washington,
DC 20549-7010
U.S.A.

Attn: Ms. Jennifer Goeken, Division of Corporation Finance

Dear Ms. Goeken:

Re:	TransGlobe Energy Corporation
Form 40-F for Fiscal Year Ended December 31, 2004
Filed March 29, 2005
File No. 001-31891

This letter sets forth the response of TransGlobe Energy Corporation (the "Company" or “TransGlobe”) to the comments set forth in the Staff’s letter dated September 16, 2005 in connection with the Company’s Annual Report on Form 40-F for the year ended December 31, 2004, File No. 001-31891, filed with the U.S. Securities and Exchange Commission on March 29, 2005 (the "Annual Report"). For your convenience, we have set forth the comments in the Staff’s letter followed by the Company’s response.

Form 40-F for the Fiscal Year Ended December 31, 2004

Consolidated Statement of Cash Flow

1.

We note you present a subtotal of Cash flow from operations in your reconciliation of net income to net cash provided by operating activities. We also note your disclosure under Selected Annual and Quarterly Information, where you indicate that this measure is non- GAAP and “represents cash generated from operating activities before changes in non-cash working capital.” Please support your presentation of this subtotal under Canadian GAAP as there does not appear to be a provision within CICA 1540 for this presentation. In this regard, note that the Illustrative example in CICA 1540 presents a subtotal that includes “items not affecting cash” before arriving at “Net cash provided by (used in) operating activities” that does not include net income.

Response:

CICA HB1540 does not specifically provide for the presentation of this subtotal in the cash flow from operating activities and it also does not specifically disallow the presentation of this subtotal. Therefore, the Company believes this presentation is not specifically addressed under Canadian GAAP.

In response to the Staff’s comment, TransGlobe will not include this subtotal in the consolidated statement of cash flows nor in the Selected Annual and Quarterly Information in future filings.

General and Administrative Expenses

2.

We note that you have capitalized approximately 35% of gross G&A for the fiscal year ended December 31, 2004. Please confirm, for Canadian to US GAAP reconciliation purposes, that you have complied with Article 4-10(c)(2) of Regulation S-X, which stipulates that any internal costs that are capitalized shall be limited to those costs that can be directly identified with acquisition, exploration and development activities undertaken. We note your disclosure with your Property and Equipment accounting policy that capitalized costs include “overhead charges directly related to acquisition, exploration and development activities.”

Response:

TransGlobe confirms that for US GAAP purposes we have complied with Article 4-10 (c)(2) of Regulation S-X. The significant increase over 2003 is a result of a new exploration project in Egypt.

TransGlobe acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments on changes to disclosure in response to Staff comments do not foreclose the commission from taking any action with respect to the filing; and

  The Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments please contact the writer at your convenience.

Yours very truly,

TRANSGLOBE ENERGY CORPORATION

/s/ David Ferguson

David C. Ferguson, C.A.
Vice President Finance & CFO